                                                                  EXHIBIT 20(b)


[LOGO]   PAIRGAIN TECHNOLOGIES, INC.   14402 Franklin Avenue    Tel 714.832.9922
                                       Tustin, CA 92780-7013    Fax 714.832.9924


December 15, 1998




To Our Stockholders:

On November 27, 1998, your Board of Directors declared a dividend distribution of Preferred Stock Purchase Rights (the "Rights"). The Rights were issued on December 14, 1998 to stockholders of record on that date and will expire in ten years. This letter and its attachment summarize certain key features of the Stockholder Rights Plan and the Board of Directors' reasons for adopting it. These documents should be kept with your Common Stock Certificates.

The Rights contain provisions that should, along with certain charter and by-law provisions and certain provisions of the Delaware General Corporation Law, help protect the stockholders of PairGain Technologies, Inc. (the "Company") in the event of an unsolicited attempt to acquire the Company, including a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all stockholders equally, a squeeze-out merger and other coercive or unfair takeover tactics. These tactics can unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares, and the Board of Directors does not believe they are in the best interests of the Company's stockholders.

Over 1,700 companies, including approximately half the Fortune 500 companies and two-thirds of the Fortune 200 companies, have issued similar rights to protect their stockholders against these tactics. We consider the Rights to be very valuable in protecting both your right to retain your equity investment in the Company and the full value of that investment, while not foreclosing a fair acquisition bid for the Company.

Your Board of Directors was aware when it acted that some people have advanced arguments that securities of the sort we are issuing deter legitimate acquisition proposals. We carefully considered these views and concluded that the arguments are speculative and do not justify leaving stockholders without any protection. Your Board of Directors believes that these Rights represent a sound and reasonable means of addressing the complex issues of corporate policy.

The Rights are not intended to prevent an acquisition of the Company and will not do so. However, they should deter any attempt to acquire the Company in a manner or on terms not approved by the Board of Directors. The Rights may be redeemed by the Board of Directors at a price of $0.001 per Right prior to the first public announcement of the accumulation, through open-market purchases, a tender offer or otherwise, of 15% or more of the combined number of the Company's shares of Common Stock by a single acquiror or group, and thereafter in certain circumstances. Thus, the Rights should not interfere with any merger or business combination approved by the Board of Directors prior to that time.

To Our Shareholders
December 15, 1998                                                         Page 2


Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share and will not change the way in which you can presently trade the Company's shares.

Rights certificates will not be issued to stockholders of record as of December 14, 1998 but will be represented by the Common Stock certificate. Common Stock issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Any transfer of Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. The Rights Agreement provides that the Rights will be transferred with and only with the Common Stock until such time that they are exercisable, which occurs if a person or group acquires 15% or more of the Company's Common Stock or announces a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the Company's Common Stock. As soon as practicable after such event, separate certificates evidencing the rights will be mailed to holders of record of the Common Stock and such separate Rights Certificates alone will evidence the Rights.

The Rights will expire December 14, 2008, which should give the Company adequate time to determine whether any further protection is required.

The Board of Directors has been advised by legal counsel for the Company that the distribution of the Rights will not be taxable to you or to the Company. However, stockholders may recognize taxable income upon the occurrence of certain subsequent taxable events.

In declaring the Rights dividend, we have expressed our confidence in the future of the Company and our determination that you, our stockholders, be given every opportunity to participate in that future.

On behalf of the Board of Directors,


/s/ CHARLES W. MCBRAYER
--------------------------------------
Charles W. McBrayer
Senior Vice President,
Chief Financial Officer and Secretary


Attachment: Summary of Rights to Purchase Shares of Series A Preferred Stock